UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

390320703

(CUSIP Number)

February 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 390320703

1	NAMES OF REPORTING PERSONS
Great Elm Strategic Partnership I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,850,424

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,850,424

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,850,424

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          Based on 9,452,382 shares of common stock, par value $0.01, outstanding, which includes 1,850,424 shares issued pursuant to a Share Purchase Agreement, dated February 8, 2024, between the Reporting Person and the Issuer.

CUSIP: 390320703

Item 1(a). Name of Issuer: Great Elm Capital Corp.

Item 1(b). Address of Issuer’s Principal Executive Officers: 800 South Street, Suite 230, Waltham, MA 02453.

Item 2(a). Name of Person Filing: Great Elm Strategic Partnership I, LLC.

Item 2(b). Address or Principal Business Office or, if None, Residence: 800 South Street, Suite 230, Waltham, MA 02453.

Item 2(c). Citizenship: Delaware.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share.

Item 2(e). CUSIP No.: 390320703.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)   ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)   ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)    ☐   A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    ☐   Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a) Amount beneficially owned: 1,850,424.

(b) Percent of class: 19.6%.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,850,424.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 1,850,424.
(iv)	Shared power to dispose or to direct the disposition of: 0.

CUSIP: 390320703

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 390320703

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Great Elm Strategic Partnership I, LLC

	By:	/s/ Adam M. Kleinman
	Name:	Adam M. Kleinman
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (filed herewith).